RODMAN & RENSHAW CAPITAL GROUP, INC.
1251 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10020

October 23, 2008

Mr. Robert Telewicz, Senior Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC 20549

Re:	Rodman & Renshaw Capital Group, Inc.
Form 10-K for the Fiscal Year Ended 12/31/07
Filed March 14, 2008
Form 10-Q for the Quarterly Period Ended 3/31/08
Filed May 14, 2008
File No. 1-33737

Dear Mr. Telewicz:

     The following are the responses of Rodman & Renshaw Capital Group, Inc. (the “Company”) to the questions you posed in our conversation on October 7, 2008. The following paragraphs set forth the staff’s comments in italics, which were provided verbally, and our responses in normal type.

Form 10-K for the fiscal year ended December 31, 2007

Comment #1– Discontinued Operations

We note your response to our prior comment one. Given that you have retained a more than minor interest in RROF, please provide to us with an expanded assessment supporting your conclusion that the operations and cash flows of the component should have been eliminated based on EITF 03-13 paragraphs 7 and 8 which focuses on whether the entity expects to generate cash flows from activities involving the disposed component after the disposal.

Response #1

In assessing whether the operations and cash flows of the component should have been eliminated, we focused on whether the Company expects to generate cash flows from activities involving RROF after the disposal. This approach introduces the concept of "direct" versus "indirect" cash flows, which are determined by both the nature and the significance of the cash flows. Cash flows of RROF should not be eliminated if the continuing cash flows to the Company are considered direct cash flows.

We do not believe that cash inflows from RROF’s revenue-producing activities or cash outflows from RROF’s cost-generating activities are considered direct cash flows because:

  We are no longer entitled to a management or performance fee as we are no longer the general partner effective December 1, 2007;

  We have not received cash inflows or disbursed cash outflows related to our limited partnership interest in RROF from December 1, 2007 through the date of this letter;

  We do not expect to receive a significant amount of cash inflows or disburse a significant amount of cash outflows related to our limited partnership interest in RROF subsequent to the date of this letter;

  Our limited partnership investment in RROF is clearly immaterial. The balance as of December 31, 2007 was only $407,048 or 0.6% of our total assets

In summary, the expected continuing cash inflows or outflows are not a result of a migration of revenues or costs to the Company or a continuation of activities between RROF and the Company. In addition, the Company does not consider RROF’s continuing cash flows, if any, to be significant.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Comment #2 – Value of Underwriter and Placement Agent Warrants

We note your response to our prior comment one. Please provide us with more detail regarding the $10.7 million increase in revenue related to the change in valuation technique during the 1st quarter of 2008 and (2) the valuation process you undertook in order to determine that the underwriter and placement agent warrants (”warrants”) are fairly valued using the Black-Scholes Option Pricing Model (“Black-Scholes) .

Response #2

1)	As a result of our change in this valuation technique during the 1st quarter of 2008, we recorded an additional $10.7 million in revenue. The components of this amount are summarized as follows:

An unrealized gain of $11.1 million as of January 1, 2008 due to a change in valuation technique from an historical entity specific cash-flow method to the Black- Scholes Option Pricing Model;

Warrants received in connection with our investment banking activity of $1.5 million; valued using the Black-Scholes Option Pricing Model, offset by;

Unrealized losses of $1.9 million recorded during the 1st quarter of 2008 related to warrants still held as of March 31, 2008.

2)

In order to assist the Company in determining the fair value of the private placement and underwriter warrants, we engaged a “Big Four” accounting firm (“independent third party”) to perform a fair value analysis of the warrant portfolio. The independent third party conducted a fair value analysis that included the following specific procedures:

Estimated the appropriateness of the inputs to option pricing models giving consideration to:

	o	The historical volatility of returns on the underlying stock and the returns of comparable public companies, as necessary;

	o	Risk-free interest rates based on U.S. Treasury securities; and,

	o	The terms and conditions of the warrant agreement.

  Developed recommendations of fair value for the warrants using appropriate option pricing models.

  Prepared a report related to the estimation of the inputs and the recommendations of fair value as of March 31, 2008.

The independent third party’s valuation analysis supported the Company’s assessment that Black-Scholes provides a measurement tool that is representative of fair value and is consistent with the definition of “fair value” in accordance with SFAS 157.

* * * * * * *

Rodman & Renshaw Capital Group, Inc. acknowledges that:

  It is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ David Horin
David Horin
Chief Financial Officer